Page 1 of 22 Pages

SCHEDULE 13D

CUSIP NO. 22662K 20 7

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22662K 20 7

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 1 of 22 Pages

CUSIP NO. 22662K 20 7	Page 2 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM GW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,535,878 shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,535,878 shares
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,535,878 shares (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.34% (1) (2)
14		TYPE OF REPORTING PERSON* OO

(1) Excludes 1,466 shares of Common Stock owned by OCM Crimson Holdings, LLC.

(2) Based upon 38,516,658 shares of Common Stock outstanding as of December 22, 2009 (including approximately 0.6 million shares of restricted Common Stock to be issued to employees pursuant to the Company’s performance-based long-term incentive plan and approximately 12.1 million shares of Common Stock underlying preferred stock that automatically converted to Common Stock on December 22, 2009).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Page 2 of 22 Pages

CUSIP NO. 22662K 20 7	Page 3 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,535,878 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,535,878 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,535,878 shares (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.34% (1)
14		TYPE OF REPORTING PERSON PN

* Solely in its capacity as the managing member of OCM GW Holdings, LLC.

(1) Excludes 1,466 shares of Common Stock owned by OCM Crimson Holdings, LLC.

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Page 3 of 22 Pages

CUSIP NO. 22662K 20 7	Page 4 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,535,878 shares*
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,535,878 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,535,878 shares (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.34% (1)
14		TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III, L.P.

(1) Excludes 1,466 shares of Common Stock owned by OCM Crimson Holdings, LLC.

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Page 4 of 22 Pages

CUSIP NO. 22662K 20 7	Page 5 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,537,344 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,537,344 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537,344 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.43%
14		TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III GP, L.P. and the sole shareholder of OCM Principal Opportunities Fund IV GP, Ltd.

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Page 5 of 22 Pages

CUSIP NO. 22662K 20 7	Page 6 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,537,344 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,537,344 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537,344 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.34%
14		TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

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Page 6 of 22 Pages

CUSIP NO. 22662K 20 7	Page 7 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,537,344 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,537,344 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537,344 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.43%
14		TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

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Page 7 of 22 Pages

CUSIP NO. 22662K 20 7	Page 8 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,537,344 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,537,344 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537,344 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.43%
14		TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

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Page 8 of 22 Pages

CUSIP NO. 22662K 20 7	Page 9 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,537,344 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,537,344 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537,344 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.43%
14		TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

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Page 9 of 22 Pages

CUSIP NO. 22662K 20 7	Page 10 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,537,344 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,537,344 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537,344 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.43%
14		TYPE OF REPORTING PERSON PN

* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

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Page 10 of 22 Pages

CUSIP NO. 22662K 20 7	Page 11 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 15,537,344 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 15,537,344 shares *
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537,344 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.43%
14		TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

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Page 11 of 22 Pages

CUSIP NO. 22662K 20 7	Page 12 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Crimson Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 1,466 shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 1,466 shares
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466 shares (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) (2)
14		TYPE OF REPORTING PERSON* OO

(1) Excludes 15,535,878 shares of Common Stock owned directly by OCM GW Holdings, LLC.

(2) Less than 1%

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Page 12 of 22 Pages

CUSIP NO. 22662K 20 7	Page 13 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER: 1,466 shares*
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 1,466 shares*
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466 shares (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) (2)
14		TYPE OF REPORTING PERSON* PN

* Solely in its capacity as the managing member of OCM Crimson Holdings, LLC.

(1) Excludes 15,535,878 shares of Common Stock owned directly by OCM GW Holdings, LLC.

(2) Less than 1%

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Page 13 of 22 Pages

CUSIP NO. 22662K 20 7	Page 14 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER: 1,466 shares*
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 1,466 shares*
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466 shares (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) (2)
14		TYPE OF REPORTING PERSON* PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

(1) Excludes 15,535,878 shares of Common Stock owned directly by OCM GW Holdings, LLC.

(2) Less than 1%

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Page 14 of 22 Pages

CUSIP NO. 22662K 20 7	Page 15 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER: 1,466 shares*
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 1,466 shares*
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466 shares (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) (2)
14		TYPE OF REPORTING PERSON* OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

(1) Excludes 15,535,878 shares of Common Stock owned directly by OCM GW Holdings, LLC.

(2) Less than 1%

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Page 15 of 22 Pages

CUSIP NO. 22662K 20 7	Page 16 of 22 Pages

This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons and amends and supplements Items 3, 4 and 5 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on or about August 6, 2007 (the “13D”) by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Commission on or about August 21, 2007, and by Amendment No. 2 thereto filed with the Commission on or about December 21, 2009 . Items 1, 2 and 6 remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the 13D, as amended to the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 for a description of the purchase by OCM GW of shares of Common Stock in the Issuer’s public offering that closed on December 22, 2009. The purchase price paid by OCM GW for the securities was obtained from contributions from the Oaktree Fund and an affiliated fund.

Item 4. Purpose of Transaction

On December 22, 2009, the Issuer closed its public offering of 20,000,000 shares of its Common Stock. The price to the public per share of Common Stock was $5.00. OCM GW purchased 2,000,000 shares of Common Stock in the offering at a price of $5.00 per share for an aggregate consideration of $10 million.

In connection with the Issuer’s public offering, the 76,710 shares of Series G Preferred Stock held by OCM GW and OCM Crimson automatically converted into approximately 11,245,143 shares of Common Stock based on a $5.00 conversion price and accrued dividends and a conversion date of December 22, 2009, and the 2,000 shares of Series H Preferred Stock held by OCM GW automatically converted into 285,715 shares of Common Stock. In the aggregate, the outstanding shares of Series G Preferred Stock and Series H Preferred Stock converted into approximately 12,100,736 shares of Common Stock in connection with the closing of the Issuer’s public offering.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes.

The Reporting Persons will continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by OCM GW, OCM Crimson, the Oaktree Fund or by other affiliated investment funds and accounts or whether OCM GW, OCM Crimson, the Oaktree Fund or any such other affiliated investment funds and accounts will dispose of shares of the Issuer's Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

OCM GW directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock. OCM GW owns 15,535,878 shares of Common Stock.

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Page 16 of 22 Pages

CUSIP NO. 22662K 20 7	Page 17 of 22 Pages

OCM Crimson directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock. OCM Crimson owns 1,466 shares of Common Stock.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth in Amendment No. 2 to the 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM GW and OCM Crimson, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM GW and OCM Crimson, except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Stock.

Each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Stock.

As described in Item 6 of the 13D, as amended by Amendment No. 2 thereto, OCM GW entered into agreements with third parties regarding the Issuer's capital stock in connection with its initial purchase of the Issuer's capital stock. The transfer and similar provisions in those agreements do not apply to the Issuer’s Common Stock, and all outstanding shares of the Issuer’s preferred stock converted to Common Stock in connection with the closing of the Issuer’s public offering that closed on December 22, 2009.

Except as set forth herein to the knowledge of the Reporting Persons, with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock since the filing of Amendment No. 2 to the 13D.

Item 7. Material to be filed as Exhibits

99(e)	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Continued on following page(s)

Page 17 of 22 Pages

CUSIP NO. 22662K 20 7	Page 18 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of January 13, 2010

OCM GW HOLDINGS, LLC

By:	OCM Principal Opportunities Fund III, L.P.
Its:	Managing Member
By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Authorized Signatory
By:	/s/ Adam C. Pierce

Name: Adam C. Pierce

Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Authorized Signatory
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Authorized Signatory

Continued on following page(s)

Page 18 of 22 Pages

CUSIP NO. 22662K 20 7	Page 19 of 22 Pages

                                                                                                OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Authorized Signatory
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting

Name: Richard Ting

Title:	Authorized Signatory
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner
By:	/s/ Richard Ting

Name: Richard Ting

Title:	Vice President and Assistant Secretary
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting

Name: Richard Ting

Title:	Vice President and Assistant Secretary
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Vice President and Assistant Secretary

Continued on following page(s)

Page 19 of 22 Pages

CUSIP NO. 22662K 20 7	Page 20 of 22 Pages

                                                                                                OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member
By:	/s/ Richard Ting

Name: Richard Ting

Title:	Vice President and Assistant Secretary
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting

Name: Richard Ting

Title:	Vice President and Assistant Secretary
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner
By:	/s/ Richard Ting

Name: Richard Ting

Title:	Managing Director, Associate General Counsel
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting

Name: Richard Ting

Title:	Managing Director, Associate General Counsel
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Senior Vice President

Continued on following page(s)

Page 20 of 22 Pages

CUSIP NO. 22662K 20 7	Page 21 of 22 Pages

                                                                                                OCM CRIMSON HOLDINGS, LLC

By:	OCM Principal Opportunities Fund IV, L.P.
Its:	Managing Member

By: OCM Principal Opportunities Fund IV GP, L.P.

Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.

Its: General Partner

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Principal
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By: OCM Principal Opportunities Fund IV GP, L.P.

Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.

Its: General Partner

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Principal
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By: OCM Principal Opportunities Fund IV GP Ltd.

Its: General Partner

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Principal

Continued on following page(s)

Page 21 of 22 Pages

CUSIP NO. 22662K 20 7	Page 22 of 22 Pages

By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Principal
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Vice President

Continued on following page(s)

Page 22 of 22 Pages

CUSIP NO. 22662K 20 7

EXHIBIT 99(e)

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of January 13, 2010.

OCM GW HOLDINGS, LLC

By:	OCM Principal Opportunities Fund III, L.P.
Its:	Managing Member
By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Authorized Signatory
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Authorized Signatory
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Authorized Signatory

Joint Filing Agreement – Page 1

CUSIP NO. 22662K 20 7

                                                                                                OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Authorized Signatory
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting

Name: Richard Ting

Title:	Authorized Signatory
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner
By:	/s/ Richard Ting

Name: Richard Ting

Title:	Vice President and Assistant Secretary
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting

Name: Richard Ting

Title:	Vice President and Assistant Secretary
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Vice President and Assistant Secretary

Joint Filing Agreement – Page 2

CUSIP NO. 22662K 20 7

                                                                                                OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member
By:	/s/ Richard Ting

Name: Richard Ting

Title:	Vice President and Assistant Secretary
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting

Name: Richard Ting

Title:	Vice President and Assistant Secretary
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner
By:	/s/ Richard Ting

Name: Richard Ting

Title:	Managing Director, Associate General Counsel
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting

Name: Richard Ting

Title:	Managing Director, Associate General Counsel
By:	/s/ Lisa Arakaki

Name: Lisa Arakaki

Title:	Senior Vice President

Joint Filing Agreement – Page 3

CUSIP NO. 22662K 20 7

                                                                                                OCM CRIMSON HOLDINGS, LLC

By:	OCM Principal Opportunities Fund IV, L.P.
Its:	Managing Member

By: OCM Principal Opportunities Fund IV GP, L.P.

Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.

Its: General Partner

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Principal
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By: OCM Principal Opportunities Fund IV GP, L.P.

Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.

Its: General Partner

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Principal
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By: OCM Principal Opportunities Fund IV GP Ltd.

Its: General Partner

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Principal

Joint Filing Agreement – Page 4

CUSIP NO. 22662K 20 7

By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title:	Principal
By:	/s/ Adam L. Pierce

Name: Adam L. Pierce

Title:	Vice President

Joint Filing Agreement – Page 5

CUSIP NO. 22662K 20 7

Exhibit Index

Name of Exhibit

99(e)	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.